Mail Stop 4561

March 12, 2009

Melanie Mroz
President and Chief Executive Officer
SouthPeak Interactive Corporation
2900 Polo Parkway
Midlothian, Virginia 23113

> **Re:** **SouthPeak Interactive Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 25, 2009**
> **File No. 333-154311**
>
> **Forms 10-Q for Fiscal Quarters Ended September 30 and December 31, 2008**
> **File No. 0-51869**

Dear Ms. Mroz:

We have reviewed your amended filing and your responses and have the following comments. Please note that all references to prior comments refer to our prior letter dated January 30, 2009.

Risk Factors, page 6

"We may be subject to claims for rescission or damages from our stockholders...." page 8

1. We have reviewed your response to prior comment 1 but were unable to locate any changes to the risk factor. Please expand the risk factor disclosure to state specifically that the continued existence of the corporation is inconsistent with the disclosure in your initial public offering prospectus and in your merger proxy. Please include a cross-reference to the business section where your continued corporate existence is discussed.

2. We note your response to prior comment 2. Please clarify how you determined that the Class B common stockholders suffered no damages as a consequence of your continued existence. In the acquisition of SouthPeak, your common stockholders appear to have received, in exchange for what you state was an investment with no value at the time immediately prior to the acquisition, a percentage interest in a company with a substantial value. The economic terms of your initial public offering to the Class B common stockholders did not reflect that the common stockholders would receive this value. As noted in prior comment 6, we believe that your analysis, as well as the disclosure appearing in the third bullet point on page 42, should reflect this consideration.

Business, page 41

3. We have reviewed the disclosure you have added on the top of page 42 in response to prior comment 4. Please clarify in this paragraph, and elsewhere throughout this section, that the termination of Article Fifth (C) of your charter following April 25, 2008 is an interpretation of this provision by your board of directors, and one which differs from the interpretation of this provision adhered to by your board of directors prior to the termination date.

4. We have reviewed the draft opinion provided by counsel in response to prior comment 5. The draft opinion appears to restate the introductory language contained in Article 5 of your charter. Please furnish a reasoned legal opinion as to whether the charter required the dissolution and liquidation of the company following the failure of the business combination. Additionally, as noted in prior comment 4, please tell us what consideration you gave to disclosing any potential legal consequences of this course of action under state law, namely, the import of any acts taken by the board of directors that may be determined to be beyond the scope of its charter.

Forms 10-Q for Fiscal Quarters Ended September 30 and December 31, 2008

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

5. We note your response to prior comment 8. Please confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level with respect to the above-cited quarterly reports and that you will include similar disclosure, as applicable, in future filings.

Please direct all questions to Maryse Mills-Apenteng, Staff Attorney, at 202-551-3457 or, in her absence, to me at 202-551-3503. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

David L. Orlic
Special Counsel

cc: Via facsimile: 703-749-1301
        Mark J. Wishner, Esq.
        Greenberg Traurig, LLP